Filed by Canadian National Railway Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                              Subject Company: Canadian National Railway Company
                                                   Commission File No. 333-94399


[CN LOGO]







A combination that's good for
all North America






Notes for remarks by

Paul M. Tellier

PRESIDENT AND CHIEF EXECUTIVE OFFICER

CANADIAN NATIONAL RAILWAY COMPANY



at the Twenty-fifth Annual Conference of New England Governors and Eastern Canadian Premiers




--------------------------------------------------------------------------------
Halifax, Nova Scotia
July 17, 2000




(Please check against delivery)

Thank you, Premier Hamm, for inviting me to speak at the 25th Annual Conference of New England Governors and Eastern Canadian Premiers.



                                 Port of Halifax
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I also want to thank Premier Hamm for his support for CN in Canada. The
Government of Nova Scotia has been a very effective partner in our mutual efforts to bring more freight through the Port of Halifax.

The Halifax Port Authority reports that it handled more container traffic last year than ever before. And for the first five months of 2000, the container business is up 17 percent from last year.

The fastest growing volume is container traffic from Europe to the Midwest - cities like Memphis and St. Louis.

These destinations weren't viable before last year. But when CN bought the Illinois Central Railroad, we created a single-line network that links the Atlantic, Pacific, and the Gulf of Mexico. We have efficient, single-line service to the American heartland.

Today Halifax accounts for only 10 percent of the Midwest market. We're going to build on that. We're helping make Halifax a gateway to the heart of the continent.



                      Improving domestic intermodal service
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We're also making bold moves to improve our domestic intermodal service. Last month we announced new service that cut 24 hours off the trip from Toronto to Vancouver.

Today we are announcing major improvements in transit times for intermodal service between Halifax and Toronto.

Premier Lord will appreciate how the new service will make a big difference in Moncton, which is emerging as a major transportation hub for the Maritimes.

Premier Hamm will appreciate how the Michelin tire plants in Nova Scotia will now use rail rather than trucks to link with the Michelin facility in Oregon.


                     1  Notes for remarks by Paul M. Tellier

And premiers and governors everywhere will appreciate how service like this helps take freight off the highways and onto rail. Less need for highway spending. Less greenhouse gas. In fact, the U.S. Environment Protection Agency estimates that, for every ton-mile, a locomotive emits only a third the nitrogen oxides that a typical truck does.



                      An impact on New England's shortlines
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Premier Hamm, I hope that your New England colleagues will excuse me for having taken this opportunity to talk about the Port of Halifax and about domestic intermodal service.

But I think the New England governors appreciate that CN's service has a direct impact on their states. CN serves New England through our partnerships with the shortline railroads that are the life blood of the New England rail system. In fact, we've become the best railroad in North America at working with shortline railroads.

One of our most successful shortline partners is the St. Lawrence & Atlantic Railroad. Last week it announced it would expand the capacity of its terminal in Auburn, Maine.

Why? Because of the growth in intermodal traffic it is receiving from Asia. It receives this traffic from the Zim shipping line - not from the Atlantic, which is just a few miles away, but across the continent from the Port of Vancouver.

CN and the St. Lawrence & Atlantic have worked together to put Auburn on the international transportation map. The service works so well that Zim is now looking at ways to expand service through both the Port of Vancouver and the Port of Halifax.



                                Customer service
--------------------------------------------------------------------------------

Working with our shortline partners has won more business for everyone.

And in the process, we have also learned valuable lessons about how to serve our customers better. Shortlines are successful because they can serve the needs of smaller customers.

CN took these lessons to heart when we reorganized following our merger with the Illinois Central. We put our marketing and operations decision-makers in closer contact with our customers in our five geographic regions.


                     2 Notes for remarks by Paul M. Tellier

We developed a scheduled service plan that is unique in the rail industry. Customers use our catalogue that lists origin and destination pairs. The catalogue lists delivery times in hours - not days.

We are a railroad that dares to issue a customer bill of rights.

Our goal is to be a different railroad. And by taking a page out of the service offered by shortlines, and combining this with the reach of a transcontinental railroad, we are redefining transportation in North America. We've become North America's railroad.



                                 Extending reach
--------------------------------------------------------------------------------

An important part of our strategy has been our steps to extend the reach of shippers.

With free trade, transportation corridors are growing north-south. Canada-U.S. trade is growing at more than 10 percent per year. Businesses are reorganizing to take advantage of opportunities across the continent. Of CN's top 20 customers, 14 have plants more than one NAFTA nation. Only six are located just in Canada.

Half of our revenue comes from operations in the United States and trans-border operations. We're a railroad with continental vision.

In the past year, we've proven that we can merge two railroads to give better north-south reach. And at the same time, we can:

o   improve customer service;

o   win new business; and,

o   become the most efficient railroad in North America.

One year after our merger with the Illinois Central Railroad, delivery of carload freight is now more than 90 percent on time. Overall transit times have improved by up to 24 hours system-wide.

Our operating ratio is now the best in North America.

The merger is having a positive impact on safety.

We have proven that it is possible to merge two railroads flawlessly, without disruption, and with improved service.


                     3 Notes for remarks by Paul M. Tellier

                               CN-BNSF combination
--------------------------------------------------------------------------------

We want to repeat that achievement with our proposed combination with the Burlington Northern Santa Fe Railway.

CN and BNSF would combine to form North American Railways, Inc. It would bring 33 states and eight provinces onto a single-line network.

This combination is good for all North America. I want to thank Governor Dean for Vermont's support for our submission to the Surface Transportation Board. In the coming weeks and months, we intend to approach the rest of the New England states to secure their support as well.

This combination would provide alternative gateways to Mexico and give shippers new choices for gateways to Asia and Europe.

It would foster competition among railroads, and make railroads more competitive with trucks. It would open new competitive options for shortline railroads across the continent.

With the CN-BNSF combination, New England shortlines need only get their traffic to Montreal. With the combination:

o   Paper plants in Maine would have single line access to makets in California;

o Plastics producers in Massachusetts would have better sourcing options from chemical plants in Texas;

o Farmers in New Hampshire would have a better source of feed grains from the West.

Throughout New England, more freight would be taken off the highways and put on rail. The trucks that now do long-haul runs to BNSF's railhead in Chicago would be able to use CN's reload center in Buffalo instead.

Will there be an impact on New England ports? CN commissioned an extensive port diversion study. It shows that the combination will have little, if any, negative impact.



                           A mode for the 21st century
--------------------------------------------------------------------------------

Premiers, Governors: CN is a different kind of railroad:

o   Better service;

o   Better partnerships with ports and shortline railroads;


                     4  Notes for remarks by Paul M. Tellier

o   Better north-south reach for shippers in a free trade marketplace;

o   Better labour relations;

o   Stronger customer focus.

We're different, because we believe this is how railroads should run in the 21st century. We believe we can win back freight now carried by trucks.

And I think that the public will be on our side. Everyone wants more freight off highways. Everyone wants cleaner air and less land paved over with asphalt. Everyone wants goods from a global marketplace.

In the coming years, public policy makers will face choices that will affect competition among transportation modes. Railroads are a vital part of North America's transportation infrastructure. They can become even more competitive if given the chance.



                               Continental vision
--------------------------------------------------------------------------------

One point here is crucial: the infrastructure challenges we all face are continental in scope. Just as the premiers and governors recognize there are regional issues that require a united response, so the time has come when transportation issues can no longer be regarded simply from a national perspective

Increasingly, people on both sides of the border are thinking and acting like North Americans. This doesn't mean we lose our national or regional identities. We keep those identities, but keep our eye on the bigger picture.

For a quarter century, your group has shown the way. Each of you speaks forcefully and passionately for the interests of your state or province. But everyone recognizes there are some issues best resolved together - some issues on which it is best to present a united front.

CN has made the transition to thinking and acting like a North American company. We've become North America's railroad. We're proud of our role in making North America competitive. We have a vision for a future where the quality of rail infrastructure and service is a key North American advantage in the global marketplace.

Thank you.


                     5   Notes for remarks by Paul M. Tellier

Investors are urged to read the joint proxy statement/circular/prospectus related to the CN/BNSF combination that was filed with the United States Securities and Exchange Commission (SEC) on Form F-4, together with any amendments to it, as it contains important information. Investors can obtain this and any other documents filed with the SEC without charge at the Internet web site of the SEC (www.sec.gov). In addition, any documents incorporated by CN by reference in the joint proxy statement/circular/prospectus are available without charge from CN, as described on page three of the joint proxy statement/circular/prospectus.










-------------------------------------   --------------------------------------
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